



PRESS RELEASE

Nestlé S.A.: Former Governor of the Bank of England Proposed to Become Member of the Board

Vevey, October 7, 2003 – The Board of Directors of Nestlé S.A. has decided to name Sir Edward George as a consultant to the Board, from October 1, 2003 onwards. In addition, the Board will propose to the shareholders at the Ordinary General Meeting to be held in Lausanne on April 22, 2004, the election of Sir Edward George as a new member of the Board.

Sir Edward George, born in 1938, spent his entire career at the Bank of England of which he was Governor during the past ten years. In addition, he chaired the Council of Governors of the G-10 from 1999 to 2003.

Contacts:

Media:	*Marcel Rubin*	*Tel.: +41-21-924 3549*
Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*